Exhibit 99.1

SKF First-quarter report 2006

STOCKHOLM, Sweden--(BUSINESS WIRE)--April 25, 2006--SKF (NASDAQ:SKFR)(STO:SKFA)(STO:SKFB)(LSE:SKFB) reports record profits and record sales for the first quarter of 2006. Operating profit increased by 33% and sales were up 12%. Earnings per share increased by more than 40%.

-- Net sales for the first quarter amounted to MSEK 13,289 (11,871).

-- Operating profit for the first quarter 2006 was MSEK 1,609 (1,207). The operating margin was 12.1% (10.2).

-- The SKF Group reports a profit before taxes for the first quarter 2006 of MSEK 1,599 (1,179).

-- Net profit for the first quarter was MSEK 1,138 (816).

-- Basic earnings per share for the first quarter were SEK 2.45 (1.73). Diluted earnings per share for the first quarter were 2.44 (1.73).

The increase of 12.0% in net sales in SEK was attributable to:

volume 6.0%, structure -4.9%, price/mix 2.9% and currency effects 8.0%.

Sales development (excl. Ovako Steel in 2005)

Sales for the SKF Group in the first quarter calculated in local currencies and compared to sales in the same quarter last year, were significantly higher in Europe, North America and Asia. Sales in Latin America were higher. The first quarter was positively effected by Easter being in the second quarter 2006. The manufacturing level for the first quarter of 2006 was slightly higher compared to the fourth quarter 2005 and higher compared to the first quarter last year.

Outlook for the second quarter of 2006

The market demand for SKF's products and services in the second quarter of 2006 is expected to be slightly higher compared to the first quarter 2006. The demand is expected to be slightly higher in Europe and North America, significantly higher in Asia and to remain on a high level in Latin America.

The manufacturing level for the second quarter of 2006 will be unchanged compared to the first quarter 2006.

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For a full report in PDF format:
http://wpy.observer.se/wpyfs/00/00/00/00/00/07/82/A9/wkr0001.pdf

CONTACT: Aktiebolaget SKF
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